UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6272-7777

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Press Release

On April 7, 2009, Changyou.com Limited (the “Company”) (NASDAQ: CYOU) issued a press release, attached as Exhibit 99.1, announcing the underwriters’ exercise of the over-allotment option in connection with the Company’s recent initial public offering.

Exhibits

99.1	Press Release issued by the Company on April 8, 2009 (Beijing Time): “Changyou Announces Closing of Initial Public Offering and Underwriters’ Exercise of Option to Purchase Additional Shares.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Tao Wang
TAO WANG, Chief Executive Officer

Date: April 8, 2009

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by the Company on April 8, 2009 (Beijing Time): “Changyou Announces Closing of Initial Public Offering and Underwriters’ Exercise of Option to Purchase Additional Shares.”

Exhibit 99.1

Changyou Announces Closing of Initial Public Offering and Underwriters’ Exercise of Option to

Purchase Additional Shares

BEIJING, China, April 8, 2009 – Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced the closing of its initial public offering of a total of 8,625,000 American Depositary Shares (“ADSs”) at the public offering price of $16 per share. The offering included a total of 1,125,000 ADSs sold by Sohu.com (Game) Limited (“the selling shareholder”), an indirect wholly-owned subsidiary of Sohu.com Inc. (NASDAQ: SOHU), pursuant to the underwriters’ over-allotment option, which was exercised in full.

The Company sold 3,750,000 ADSs and the selling shareholder sold 4,875,000 ADSs, including the over-allotment, in the offering. Proceeds to the Company and the selling shareholder from ADSs sold in the offering are estimated to be approximately $55.8 million and $72.5 million, respectively, for total proceeds of approximately $128.3 million after deducting underwriting discounts and commissions but before deducting offering expenses payable by the Company or the selling shareholder.

Sohu.com Inc. now holds approximately 68.5% of the total outstanding equity interest in Changyou and controls approximately 80.8% of the total voting power.

Credit Suisse Securities (USA) LLC and Merrill Lynch & Co. acted as joint book runners, Citigroup Global Markets Inc. acted as senior co-manager, and Susquehanna Financial Group, LLLP acted as co-manager for the offering.

About Changyou

Changyou.com Limited (“Changyou”) (NASDAQ: CYOU) is a developer and operator of online games in China. Changyou currently operates two MMORPGs, including the in-house developed Tian Long Ba Bu and the licensed Blade Online. Changyou has three pipeline games scheduled to begin open beta testing in 2009 and 2010, including the in-house developed Duke of Mount Deer, as well as the licensed Immortal Faith and Legend of the Ancient World.

For investor and media inquiries, please contact:

In China:

Mr. Yaobin Wang

Changyou.com Limited

Tel: +86 (10) 6272-7777

E-mail: ir@cyou.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel: +1 (212) 880-5269

E-mail: thomas.smith@ogilvypr.com